Exhibit 99.97

GUNNISON COPPER CORP. (the “Company”)

Annual General Meeting

June 25, 2026 at 09:00 AM (Canada/Pacific Daylight)

Coastal Boardroom, Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver,

British Columbia, V6E 3P3 4E5

(the “Meeting”)

Electronic Delivery

If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

		1.	After you vote online at www.voteproxyonline.com using your control number.
		2.	Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

Notice-and-Access
The Canadian securities regulators have adopted rules which permit the use of noticeand- access for proxy solicitation instead of the traditional physical delivery of material. This process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.
Proxy Voting – Guidelines and Conditions
1.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.	GUNNISON COPPER CORP. has elected to utilize notice-and-access and provide you with the following information:
2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.	Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2475.
3.	If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 16, 2026.

4.	This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.	VOTING METHOD
5.	The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company.	Internet	Go to www.voteproxyonline.com and enter the 12 digit control number
6. 7. 8. 9.

To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

		FACSIMILE	416-595-9593
		MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite
TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insiteregistration and complete the registration form.

For assistance, please contact TSX TRUST INVESTOR SERVICES.
Mail:	301 - 100 Adelaide Street West Toronto, ON, M5H 4H1
Tel:	1-866-600-5869
Email:	tsxtis@tmx.com

FORM OF PROXY (“PROXY”)

GUNNISON COPPER CORP. (the “Company”)	CONTROL NUMBER: «CONTROL_NUMBER»

Annual General Meeting

June 25, 2026 at 09:00 AM

Coastal Boardroom, Blake, Cassels & Graydon

LLP, Suite 3500, 1133 Melville Street,

Vancouver, British Columbia, V6E 4E5

SECURITY CLASS: Common Shares	RECORD DATE: May 8, 2025	FILING DEADLINE FOR PROXY:	June 23, 2026 at 09:00 AM (Canada/Pacific Daylight)

APPOINTEES

The undersigned hereby appoints Stephen Twyerould, whom failing Olen Aasen, (the “Management Nominees”) or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	FOR	AGAINST	2. Election of Directors	FOR	WITHHOLD
To set the number of Directors at 6	☐	☐	A) Stephen Twyerould	☐	☐
			B) Fred DuVal	☐	☐
			C) Jason Howe	☐	☐
			D) Joseph Gallucci	☐	☐
			E) Craig Hallworth	☐	☐
			F) Brian Penney	☐	☐
3. Appointment of Auditor	FOR	WITHHOLD	4. Approval of Amended Stock Option Plan	FOR	AGAINST
Appointment of PricewaterhouseCoopers LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐	To consider and, if thought ﬁt, to pass, with or without variation, an ordinary resolution approving, ratifying and conﬁrming the Company’s Amended Stock Option Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐
5. Approval of Amended Restricted Share Unit Plan	FOR	AGAINST	6. Approval of Amended Performance Share Unit Plan	FOR	AGAINST
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Restricted Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Amended Performance Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐
7. Approval of Deferred Share Unit Plan	FOR	AGAINST
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming the Company’s Deferred Share Unit Plan, as more particularly described in the management information circular accompanying this proxy.	☐	☐

The Proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED
PLEASE PRINT NAME	Signature of registered owner(s)	Date(MM/DD/YYYY)

☐	Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis.	☐	Annual Financial Statements – Mark this box if you would like to receive Annual Financial Statements and Management’s Discussion and Analysis.
If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593